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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
____________________

Gainsco,Inc.
(Name of Issuer)

Common Stock Par Value $0.10 per share
(Title of Class of Securities)

363127101
(CUSIP Number)

Philip V. Oppenheimer, 119 West 57th Street, New York, NY 10019
(212) 489-1626
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2005
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of rule 13d-1(e), 13d-1(f), or 13d-1(g),
check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 363127101


1. Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only).

		Oppenheimer-Spence Financial Services Partnership L.P. (IRS No. 13-3747447)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) [X]
		(b) [  ]

3.	SEC Use Only ........................................................

4.	Source of Funds (See Instructions)    N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) ..................................

6.	Citizenship or Place of Organization           Delaware

Number of Shares Beneficially
Owned by Each Reporting
Person With:

 	7.	Sole Voting Power         1,125,100
 	_____________________________________________________________________
 	8.	Shared Voting Power        -0-
 	_____________________________________________________________________
 	9.	Sole Dispositive Power    1,125,100
 	_____________________________________________________________________
 	10.	Shared Dispositive Power   -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,125,100

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) ..........

13.     Percent of Class Represented by Amount in Row (11)      1.8%

14.     Type of Reporting Person (See Instructions)      PN


CUSIP No. 363127101


1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

		Oppenheimer-Close International, Ltd.    IRS No. N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) [X]
		(b) [  ]

3.	SEC Use Only .......................................................
	....................................................................

4.	Source of Funds (See Instructions)      N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) ..................................

6.	Citizenship or Place of Organization       Bermuda

Number of Shares Beneficially
Owned by Each Reporting
Person With:

 	7.	Sole Voting Power          61,600
 	_____________________________________________________________________
 	8.	Shared Voting Power          -0-
 	_____________________________________________________________________
 	9.	Sole Dispositive Power     61,600
 	_____________________________________________________________________
 	10.	Shared Dispositive Power     -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

        61,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions) ..........

13.	Percent of Class Represented by Amount in Row (11)    0.1%

14.	Type of Reporting Person (See Instructions)    OO




CUSIP No. 363127101

1. Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only).

		Philip V. Oppenheimer      SS No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) [X]
		(b) [  ]

3.	SEC Use Only ........................................................

4.	Source of Funds (See Instructions)    N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) ..................................

6.	Citizenship or Place of Organization           United States of America

Number of Shares Beneficially
Owned by Each Reporting
Person With:

 	7.	Sole Voting Power         10,000
 	_____________________________________________________________________
 	8.	Shared Voting Power        -0-
 	_____________________________________________________________________
 	9.	Sole Dispositive Power    10,000
 	_____________________________________________________________________
 	10.	Shared Dispositive Power   -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        10,000

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) ..........

13.     Percent of Class Represented by Amount in Row (11)      0.02%

14.     Type of Reporting Person (See Instructions)      IN




CUSIP No. 363127101

1. Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only).

		Michael W. Malafronte      SS No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) [X]
		(b) [  ]

3.	SEC Use Only ........................................................

4.	Source of Funds (See Instructions)    N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) ..................................

6.	Citizenship or Place of Organization           USA

Number of Shares Beneficially
Owned by Each Reporting
Person With:

 	7.	Sole Voting Power         138,000
 	_____________________________________________________________________
 	8.	Shared Voting Power        -0-
 	_____________________________________________________________________
 	9.	Sole Dispositive Power    138,000
 	_____________________________________________________________________
 	10.	Shared Dispositive Power   -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        138,000

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) ..........

13.     Percent of Class Represented by Amount in Row (11)      0.2%

14.     Type of Reporting Person (See Instructions)      IN
Amendment No. 2 to Schedule 13D

Reference is hereby made to the statement of Schedule 13D originally filed with the Securities and Exchange Commission on April 25, 2002, as amended by the Schedule 13D/A filed with the Securities and Exchange Commission on May 21, 2004. Terms defined in the Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 4.	Purpose of Transaction

Due to a restructuring of the Issuer which was consummated on January 21, 2005, the number of outstanding Shares of the Issuer increased to 61,084,960. As a result of this restructuring, the beneficial ownership of the members of the Oppenheimer Group decreased to less than five percent of the Outstanding Shares of the Issuer.

During the past sixty (60) days the members of the Oppenheimer Group have sold 50,300 of their shares for investment purposes. Depending on market conditions and other factors that they deem material, the members of the Oppenheimer Group may purchase additional shares of the Issuer's Shares or may dispose of all or a portion of the Issuer's Shares they now own or may hereafter aquire.

Item 5.  Interest in Securities of the Issuer

(a) As of the close of business of the date hereof, the Oppenheimer Group beneficially owned a total of 1,334,700 shares after giving effect to the transactions set forth below. Mr. Oppenheimer and Mr. Malafronte, by virtue of their status as managing members of Oppvest, may be deemed to have indirect beneficial ownership of the Shares owned by the individuals or entities forming a part of the Oppenheimer Group.

However, Mr. Oppenheimer and Mr. Malafronte, as stated below, disclaim beneficial ownership of such Shares (except those owned individually by each of them). The Shares owned by the reporting persons represent approximately 2.2% of the outstanding Shares of Common Stock of the Issuer, based on the 61,084,960 Shares reported as outstanding in the Issuer's Form 8-K filed with the Securities and Exchange Commission on January 24, 2005.

Pursuant to Rule 13-d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Oppenheimer and Mr. Malafronte disclaim beneficial ownership of any Shares (except those owned individually by Mr. Oppenheimer and Mr. Malafronte) owned by the Oppenheimer Group, by virtue of their status as managing members of Oppvest, the general partner of the Partnership and investment manager of International, and disclaim membership in the Oppenheimer Group with respect to the Shares (except those owned individually by each of them) for purposes of Sections 13(d) and 13(g) of the Exchange Act of for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

(b) Mr. Oppenheimer, and Mr. Malafronte, by virtue of their status as the managing members of Oppvest, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the entities comprising the Oppenheimer Group.

(c) The Oppenheimer Group has made sales in the past sixty days as follows:

-------------------------------------------------------------------------------
NAME            DATE OF SALE        NUMBER OF SHARES          PRICE PER SHARE
-------------------------------------------------------------------------------

Partnership     February 3, 2005        16,000                      $1.685
-------------------------------------------------------------------------------
International   February 3, 2005         1,300                      $1.685
-------------------------------------------------------------------------------
Partnership     December 13, 2004       30,500                      $1.380
-------------------------------------------------------------------------------
International   December 13, 2004        2,500                      $1.380
-------------------------------------------------------------------------------

All sales in the past sixty days were effected in open market transactions.

(d) The entities comprising the Oppenheimer group, as owners of an aggregate of 1,352,000 Shares (representing 2.2% of the outstanding Shares), have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of Shares, but only from such Shares.

(e) On January 21, 2005, upon consummation of a restructuring of the Issuer, the entities comprising the Oppenheimer group ceased to be the beneficial owner of more than five percent of the outstanding Shares of the Issuer.



SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2005

OPPENHEIMER - SPENCE PARTNERSHIP, L.P. FINANCIAL SERVICES

By:     Oppvest, LLC, General Partner

By:     Philip V. Oppenheimer
        -------------------------
        Managing Member


By:     /s/  Beth N. Lowson
        -------------------------
	Beth N. Lowson

        Beth N. Lowson
        The Nelson Law Firm, LLC
        75 South Broadway, 4th Floor
        White Plains, NY  10601
        Attorney In Fact

OPPENHEIMER-CLOSE INTERNATIONAL, LTD.

By:	Philip V. Oppenheimer
        -------------------------
        Philip V. Oppenheimer
        Chairman

By:	Philip V. Oppenheimer
        -------------------------
        Philip V. Oppenheimer,
        Individually

By:	Michael W. Malafronte
        -------------------------
        Michael W. Malafronte,
        Individually


By:     /s/  Beth N. Lowson
        -------------------------
	Beth N. Lowson

        Beth N. Lowson
        The Nelson Law Firm, LLC
        75 South Broadway, 4th Floor
        White Plains, NY 10601
        Attorney In Fact




			POWER OF ATTORNEY


The undersigned does hereby constitute and appoint Stephen J. Nelson, Kira L. Polner and Beth N. Lowson, each of The Nelson Law Firm, LLC, 75 South Broadway, 4th Floor, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder.
The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 20th day of October 2004.



				/s/ Philip V. Oppenheimer
				--------------------------

 				Philip V. Oppenheimer




			POWER OF ATTORNEY

The undersigned does hereby constitute and appoint Stephen J. Nelson, Kira L. Polner and Beth N. Lowson, each of The Nelson Law Firm, LLC, 75 South Broadway, 4th Floor, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder.
The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of February 2005.



				/s/ Michael W. Malafronte
				--------------------------

 				Michael W. Malafronte